April 19, 2018

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Filed on March 26, 2018

File No. 024-10801

Dear Mr. Shainess,

This letter is in response to your letter dated March 26, 2018.

Item    3.    Risk    Factors, page 6

1.

added language throughout the document addressing arbitration

Notice    Regarding    Agreement    to    Arbitrate, page 6

2.

 added language throughout the document addressing arbitration

3.

added language throughout the document addressing arbitration

4.

added language throughout the document addressing arbitration

5. Plan of Distribution: we have reviewed the entire document ad have edited the document to clearly state the minimum is twenty-five million shares.

General

6. Signatures: we have edited the signature page of the document to have the same language as in the instructions as issued by the commission contained in “FORM 1-A REGULATION A   OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933 GENERAL INSTRUCTIONS.”

7. Item 5 Plan of distribution: we have added a sentence that he company will comply with rule 15c2-4.

8. We have added a paragraph that describes the number of shares issued and amount of capital raised for the period of time starting on 1/1/7 and ending 12/31/7. The information in the paragraph is the same as Item 6 Part 1 of Form 1-A filed with the commission on or about January 9, 2018. The paragraph can be found “Subsequent event: Page 12.”

Thank you,

/s/ Norman George

Mr. Norman George

President